SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                         of Small Business Issuers Under
                             Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                  Promos, Inc.
         ---------------------------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)


          Colorado                                           84-1209909
      ----------------                                ------------------------
     (State or other                                 (IRS Employer File Number)
      jurisdiction of
      incorporation)

           6000 E. Evans, Suite 2-020
                 Denver, Colorado                                    80222
       --------------------------------------                       --------
      (Address of principal executive offices)                     (zip code)


                                 (303) 758-3537
               --------------------------------------------------
              (Registrant's telephone number, including area code)

                 Securities    to be Registered Pursuant to Section 12(b) of the
                               Act:

                                      None

                 Securities    to be Registered Pursuant to Section 12(g) of the
                               Act:

                    Common Stock, $.0.001 per share par value


                       DOCUMENTS INCORPORATED BY REFERENCE
            ---------------------------------------------------------
            Documents incorporated by reference are found in Item 15.

References in this document to "us," "we," or "the Company" refer to Promos, Inc.

Item 1.   Description of Business.

     (a) General Development of Business

     We are a Colorado corporation. Our principal business address is 6000 E. Evans, Suite 2- 020, Denver, Colorado 80222.

     We were incorporated under the laws of the State of Colorado on September 24, 1992. We are a full service, innovative brand marketing organization whose activities are centered around our client's products.

     On August 30, 1999, our shareholders approved an 8,000- for-one forward split of the Common Stock. As of the date of this Registration Statement, we have 10,033,600 shares of Common Stock issued and outstanding.

     The Company has not been subject to any bankruptcy, receivership or similar proceeding.


     (b) Narrative Description of the Business

     General

     We have had operations since inception. No independent market surveys have ever been conducted to determine demand for our products and services. During this period, we have had operations and generated revenues. We also have had minimal profit from time to time, although we were unprofitable last fiscal year. Our fiscal year end is December 31st.

     Organization

     We are comprised of one corporation with no subsidiaries or parent entities.

     We are filing this Form 10-SB on a voluntary basis because we plan to engage in equity and/or debt financing in the foreseeable future and believe that our fund raising will be enhanced by having a record of regular disclosure under the Securities Exchange Act of 1934 (the "1934 Act"). We have no plans in the foreseeable future, under any circumstances, to terminate our registration under the 1934 Act.

     (c) Operations

     Since inception, we have been a full service, innovative brand marketing organization whose activities are centered around our client's products. Brand marketing builds the value of the brand by connecting it with target audiences to achieve strategic marketing objectives.

     Our efforts are organized into four operating segments, composed of promotional products and marketing services. The marketing services segment includes promotion marketing, brand strategy and identity, presence marketing and consumer event marketing. Each one of the segments has similar products and services, production processes, types of clients, distribution methods and regulatory environments. We attempt to physically connect the brand with identified target markets and individuals through repeated exposure to merchandise that builds brand awareness, enhances brand recognition and creates brand loyalty.

     PROMOTION MARKETING. This segment connects the brand with the consumer at strategic points of contact through consumer and retail promotion, merchandising and sponsorship activation.

     BRAND STRATEGY AND IDENTITY. This segment connects a company product, service or image with a target audience by creating, revitalizing, or leveraging a brand through brand identity, design, and integrated communication programs.

     PRESENCE  MARKETING.  This  segment  connects  the  brand  with the  target
audience  through  sports  and  corporate  sponsorships,   licensing,  corporate
meetings, events and sales incentive programs.

     RELATIONSHIP MARKETING. This segment connects the brand with the target audience through consumer events--including a new product sampling and brand awareness programs.

     We plan to continue to generate revenues in each of these segments and to focus on expanding our client base as a method of developing our business.

     Our larger clients include: First Trust, Incorporated, a subsidiary of Fiserv, Inc.; KMGH-TV, Channel 7, the ABC affiliate in Denver; Distinctive Properties, a real estate broker in the Denver Metropolitan area; ReMax, a worldwide real estate franchising company; Hallmark Entertainment; and the National Potato Promotion Board.

     In addition we plan to expand through acquisition. We will not only look at our present industry but will reserve the right to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. We will seek opportunities for long-term growth potential as opposed to short-term earnings. As of the date hereof, we have no business opportunities under investigation. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company.

     We have one full-time employee, our President, who receives a salary. Our Secretary-Treasurer has agreed to allocate a portion of his time to our activities, without compensation. These officers anticipate that our business plan can be implemented by their collectively devoting approximately sixty hours per month to our business affairs, consequently, conflicts of interest may arise with respect to the limited time commitment of such officers. These officers will use their best judgements to resolve all such conflicts.

     (d) Markets

     Our marketing plan is focused completely on expanding our client base. We will use the efforts of our officers and directors and will rely upon the satisfaction of previous clients to market our services.

     (e) Raw Materials

     The use of raw materials is not now material factor in our operations at the present time.

     (f) Customers and Competition

     At the present time, we expect to be an insignificant participant among the firms which engage in the brand marketing industry. There are a number of established companies, most of which are larger and better capitalized than we are and/or have greater personnel resources and technical expertise. In view of our combined extremely limited financial resources and limited management availability, we believe that we will continue to be at a significant competitive disadvantage compared to our competitors. There can be no guarantee that we will continue to generate substantial revenues or continue to be profitable.

     (g) Backlog

     At September 30, 1999, we had no backlogs.

     (h) Employees

     At as of the date hereof, we have one employee. We do not plan to hire employees in the future.

     (i) Proprietary Information

     We own no proprietary information.

     (j) Government Regulation

     We are not subject to any material governmental regulation or approvals.

     (k) Research and Development

     We have never spent any amount in research and development activities.

     (l) Environmental Compliance

     We are not subject to any costs for compliance with any environmental laws.

Item 2.   Management's Discussion and Analysis or Plan of Operation

Forward-Looking Statements

     The following discussion contains forward-looking statements regarding our Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward-looking statements include, without limitation: our ability to successfully develop new products for new markets; the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude clients from using our products for certain applications; delays our introduction of new products or services; and our failure to keep pace with emerging technologies.

     When used in this  discussion,  words  such as  "believes",  "anticipates",
"expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Our Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

Results of Operations

     We have generated revenues from operations since inception. Our revenues decreased from $122,768 for the year ended December 31, 1997 by approximately 6% to $115,441 for the year ended December 31, 1998. The decrease was primarily due to the completion of certain projects which were not immediately replaced. During the nine month period ended September 30,1999, our revenues were $112,030 compared to the revenue in the previous year's period of $88,319. This increase should continue through to the end of the fiscal year, since these revenues involve projects which will continue into the next fiscal year.

     Costs of goods include all direct costs incurred in the process of representing clients. The difference between our gross revenues and cost of goods is our gross profit.

     Gross profit from operations was $37,725 or approximately 33% of gross revenues for the year ended December 31, 1998, a decrease by approximately 5% from $46,924 or 38% of revenue for the year ended December 31, 1997. Gross profit from operations for the nine month period ended September 30, 1999 was $51,727 or approximately 46% of gross revenues, an increase of approximately 167% for the period compared to the same period in the previous year. Gross profit from operations in the same period of the previous year was $30,912, or approximately 35% of gross revenues.

     Our operating expenses were $43,537 or approximately 36% of gross revenue for the year ended December 31, 1997 compared to $44,845, or approximately 39% of gross revenue for the year ended December 31, 1998. The principal variance was a $3,500 increase in officer salaries. Our operating expenses were $32,859 or approximately 29% of gross revenue for the nine month period ended September 30, 1999, and $32,281 for the same period in the previous year, or approximately 37% of gross revenue for the same period of the previous fiscal year. Our operating expenses during the first nine months of 1999 were essentially the static from the previous year. The major components of operating expenses are office salaries and associated payroll costs, general and health insurance costs, rent and telephone expenses.

     The principal difference between 1997 and 1998 was the reduction of gross revenues. We have replaced the projects which had terminated so that the revenues for fiscal year 1999 are expected to exceed those of 1997. Since our operating expenses are static, we should see a larger profit in 1999 than we had in 1997, assuming that our current expense trends continue.

Liquidity and Capital Resources

     Net cash decreased to $746 for the year ended December 31, 1998, compared to $4,069 for the year ended December 31, 1997. Net cash for the nine month period ended September 30, 1999 increased to $11,002, compared to $5,491 for the same period ended September 30, 1998.

     Accounts receivable decreased slightly for the year ended December 31, 1998 to $15,741, compared to $18,271 for the year ended December 31, 1997. Accounts receivable were $11,017 for the period ended September 30, 1999.

     Prepaid Expenses remained relatively constant for all reporting periods, except for the nine month period ended September 30, 1999 and increased to $1,189..

     Accounts payable decreased for the year ended December 31, 1998 to $9,986, compared to $13,533 for the year ended December 31, 1997. Accounts payable increased for the nine month period ended September 30, 1999 to $10,654, compared to $9,986 for the period ended September 30, 1998.

     We were profitable in 1997 but sustained a loss in 1998. Our operating expenses were relatively the same during both periods. The variation in client projects accounts for the difference between a profit and a loss. In any case, we try to operate with minimal overhead. Our primary activity will be to seek to expand our client base and, consequently, our revenues. If we succeed in expanding our client base and generating sufficient revenues, we will again become profitable. We cannot guarantee that this will ever occur. Our plan is to build our Company in any manner which will be successful. To that end, we may also look for an acquisition candidate, although we have concluded no acquisitions and have spoken with no potential candidates.

     We feel that we have inadequate working capital to pursue any business opportunities other than seeking additional clients or an acquisition candidate. During the next twelve months, we plan to investigate an offering of our securities, whether through a private placement or a public offering. At the present time, we have no firm arrangements with regard to either type of offering. We do not intend to pay dividends in the foreseeable future.

Item 3.   Description of Properties

     Our business office is located at 6000 E. Evans, Suite 2-020, Denver, Colorado 80222. We pay $336 per month in rent for this office space to an unaffiliated third party under a lease which expires on February 28, 2001. We have no properties other than office equipment and furniture.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

     The following sets forth the number of shares of the Registrant's $.0.001 par value common stock beneficially owned by (i) each person who, as of September 30, 1999, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group. These shares reflect an 8,000- for-one forward split of the Common Stock.

Name and Address                  Amount and Nature of               Percent of
of Beneficial Owner               Beneficial Ownership (1)(2)           Class
-------------------               --------------------------         ----------

Judith F.Harayda(3)                      8,000,000                       80%
6000 E. Evans, Suite 2-020
Denver, Colorado 80222

Stephan R. Levy                             -0-                          -0-
2121 South Oneida, #332
Denver, Colorado 80224

All Officers and Directors as a Group    8,000,000                       80%
(two persons)

(1)      All ownership is beneficial and on record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

         NAME                        AGE      POSITION HELD
         ----                        ---      -------------

         Judith F. Harayda            51      President and Director

         Stephan R. Levy              60      Secretary, Treasurer and Director

     The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

     Ms. Harayda should be considered the "parent" or "promoter" of the Company because of the shareholdings and control positions held by her in the Company.

     Judith F. Harayda . Ms. Harayda has been the President and a Director of the Company since inception. She has also previously been President of United Venture Capital Fund, Inc. and the Treasurer of New World Publishing, Inc., both of which were public companies at the time. Ms. Harayda received a Bachelors Degree in Education from Edinboro University.

     Stephan R. Levy. Mr. Levy has been Secretary-Treasurer and a Director of the Company since inception. He has been retired since August, 1990. Prior to that time, he was an officer and director of Tofruzen, Inc., a public company which manufactured and marketed a non-dairy frozen dessert, novelty food products, and promotional items. He has previously served as Secretary-Treasurer of two public companies, Central Oil Corp. and United Venture Capital Fund, Inc. He attended the University of Texas and graduated in 1961 from the University of Colorado with a Bachelor of Science in Business. He is a member of the International Monetary Market, which is a division of the Chicago Mercantile Exchange and was appointed by the Governor of Colorado as a member of the Colorado Municipal Bond Supervisory Board.

Item 6.   Executive Compensation

     None of our executive officers received compensation in excess of $100,000 during the fiscal years ended December 31, 1996, 1997, or 1998. Compensation does not include minor business-related and other expenses paid by us. Such amounts in the aggregate do not exceed $10,000. Our President, Judith F. Harayda, received compensation of $20,836, and $17,340 for 1998, and 1997, respectively. Ms. Harayda serves as our President on a full-time basis.

     We have granted no shares of our capital stock as additional compensation and have no plans to do so.

     For the fiscal years 1996, 1997, and1998, we paid our President's health care. We have a Self Employment pension plan for the benefit of our President.
We have no plans or agreements which provide compensation on the event of termination of employment or change in our control.

     We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of- pocket expenses incurred by them in connection with our business.

Item 7.   Certain Relationships and Related Transactions

     We paid our President, Judith F. Harayda, salary expenses of $15,000 during fiscal year 1998. We also paid her auto rental, which is currently $403.38 per month, and auto insurance.

     On August 30, 1999, our shareholders approved an 8,000- for-one forward split of the Common Stock. As of the date of this Registration Statement, we have 10,033,600 shares of Common Stock issued and outstanding.

Item 8.   Description of Securities.

     We are authorized to issue 50,000,000 shares of Common Stock, par value $.0.001 per share, and 10,000,000 shares of non-voting Preferred Stock, par value $.0.01 per share. As of June 30, 1999, we had 1,250 shares of Common Stock issued and outstanding. On August 30, 1999, the shareholders approved an 8,000-for-one forward split of the Common Stock. As of the date of this Registration Statement, we have 10,033,600 shares of Common Stock issued and outstanding. No Preferred Stock has ever been issued or outstanding.

     Common Stock

     The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

     The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

     Preferred Stock

     Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Shares and Other Shareholder Matters.

     (a) Principal Market or Markets

     Our securities have never been listed for trading on any market and are not quoted at the present time. At the present time, we do not know where secondary trading will eventually be conducted. Because of our size, we believe that we could potentially begin trading on the NASD's "Electronic Bulletin Board." To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.

     (b) Approximate Number of Holders of Common Stock

     As of the date hereof, a total of 10,033,600 of shares of our Common Stock were outstanding and the number of holders of record of our common stock at that date was approxi mately one hundred. These shares reflect an 8,000- for-one forward split of the Common Stock.

     (c) Dividends

     Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the common stock were paid by us during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

     (d) The Securities Enforcement and Penny Stock Reform Act of 1990

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

Item 2.   Legal Proceedings.

     No legal proceedings of a material nature to which we are a party were pending during the reporting period, and we know of no legal proceedings of a material nature pending or threatened or judgments entered against any of our directors or officers in their capacity as such.

Item 3.   Changes In and Disagreements With Accountants.

     We did not have any disagreements on accounting and financial disclosures with our accounting firm during the reporting period.

Item 4.   Recent Sales of Unregistered Securities.

     The following shareholders acquired their respective shares in October, 1999 at a price of $1.00 per share. These shares were issued after an 8,000-for-one forward split of the Common Stock.

Name                                         Number of Shares
----                                         ----------------
Anderson, Greg                                       500
Ayers, Patricia H.                                   500
Bardakjian, Annette                                  500
Bayer, Julie                                         100
Bayer, Judith                                        100
Bayer, Jordan                                        100
Bayer, Gary                                          500
Berggren, Scot                                       100
Bliss, Betty                                         100
Boylan, Jason                                        100
Boylan, Jeanette                                     100
Boylan, Jim                                          100
Bozorgpour, Hassan                                   1500
Bozorgpour, Susan                                    500
Bozorgpour, Dariush                                  500

Brown, Ronald                                        500
Carter, Stephen L.                                   500
Connelly, Michael A.                                 500
Connelly, Michael A.                                 500
Connelly, Deborah                                    500
Connelly, Casey                                      500
Dang, Nghien                                         500
Duong, Kelly                                         200
Duong, Duc                                           500
Duong, Nhu V.                                        500
Gelfenbaum, Lynn                                     500
Gelfenbaum, Guy                                      500
Gibbons, Garth W.                                    500
Godfrey, Michael                                     100
Godfrey, Christina                                   100
Godfrey, Karen E.                                    100
Harayda, Irene                                       100
Hegwer, Leasha                                       100
Hegwer, Tom                                          100
Ho, An T.                                            500
Hollberg, Regina                                     100
Jallad, Armande                                      500
Jalland, Sami                                        500
Johnson, Lisa                                        500
Kim, Byung                                           400
Koppeman, Carrie                                     100
Kopperman, Kyle                                      500
Kosmiski, David                                      500
Kosmiski, James                                      500
Kosmiski, Lisa                                       500
Kosmiski, Pensopa                                    500
Kosmiski, Susan                                      500
Krantz, Mori                                         500
Lawrence, Carol                                      500
Lawrence, Mark                                       500
Lawrence, Megan                                      500
Levy, Jenna                                          500
Levy, Darrin                                         500
Levy, Todd                                           500
Levy, Lee                                            500
Levy, Herriet                                        500
Levy, Marc                                           500
Levy, Mindy                                          500
Levy, Brandon                                        500

Levy, Burton                                         500
Levy, Jay R.                                         500
Martinez, Stephanie L.                               100
Pachello, Lillian                                    500
Pachello, Geraldine                                  500
Reiver, Jannie                                       100
Rhodus, Tom                                          100
Rosenberg, Eric                                      500
Rosenberg, Evan                                      500
Rosenberg, Brian                                     500
Saiz, Vicki D.                                       100
Sanner, John                                         100
Schulteis, Cindy                                     500
Schultheis, John                                     500
Sckrabaz, Dan                                        500
Shearer, Dawn                                        500
Shearer, Norman                                      500
Sher, Laurie Levy                                    500
Siegel, Larry                                        500
Southwell, Shelley                                   100
Southwell, Paul                                      100
Spagnola, Cindy                                      100
Spagnola, Robert                                     100
Thompson, Donald W.                                  100
Weisbart, Letty                                      500
Weisbart, Graig                                      100
Williams, Dianne                                     300
Williams, Bryan                                      500
Zeppelin, Kalman                                     500

Total Shares                                         33,600

     We believe that the offers and sales described above were exempt from registration under Rule 504 of Regulation D under the Securities Act because those offers and sales met all the conditions of Rule 504 as then in effect, including the dollar limitation, and we were not at the time of such transactions within any of the categories of issuers prohibited from using Rule 504.

Item 5.   Indemnification of Directors and Officers.

     The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnifica tion to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

     (a) The person conducted himself or herself in good faith;

     (b) The person reasonably believed:

          (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

          (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section 7-109-102 of CRS:

     (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

     (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

     Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

     Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

     (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

     (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

     (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under
Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

     Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

     Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                                       14

                                    PART F/S




                                  PROMOS, INC.


                            INDEX TO QUARTERLY REPORT


                                TABLE OF CONTENTS

                         PART I - FINANCIAL INFORMATION
                                                                           PAGE

ITEM 1 - Financial Statements

   Unaudited Balance Sheets at September
   30, 1999 and December 31, 1998 (audited).............................    F-2

   Unaudited Statements of Operations
   for three and nine months ended
   September 30, 1999 and 1998 .........................................    F-3

   Statement of Stockholders' Equity (Deficit)..........................    F-4

   Unaudited Statements of Cash
   Flows for nine months ended
   September 30, 1999 and 1998 .........................................    F-5


   Notes to Condensed Financial Statements .............................    F-6

                                            PROMOS, INC.

                                           BALANCE SHEETS



                                                                                              September 30,   December 31,
                                                                                                  1999            1998
                                                                                               (Unaudited)      (Audited)
                                                                                               -----------    -----------
                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents ..........................................................   $    11,002   $       746
     Accounts receivable, net of
     Allowance of doubtful accounts
     $0 and $839 ........................................................................        11,017        15,741
     Prepaid expenses ...................................................................         1,189           100
                                                                                              ---------      --------
         Total Current Assets ...........................................................        23,208   $    16,587
                                                                                              ---------      --------
     Fixed assets, at cost, net
     Of accumulated depreciation
     Of 1,520 and $ 1,280 ...............................................................            80           320
     Security Deposit ...................................................................           260           260
                                                                                              ---------      --------
         Total Assets ...................................................................   $    23,548   $    17,167
                                                                                              =========      ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts Payable ...................................................................        10,654         9,986
     Sales and payroll taxes payable ....................................................           777         1,577
     Corporate Income taxes payable .....................................................         3,681             0
     Accrued expenses ...................................................................             0         3,840
     Bank's line of credit,
     Current portion ....................................................................             0         4,126
                                                                                              ---------      --------
        Total Current Liabilities .......................................................   $    15,112   $    19,529
                                                                                              ---------      --------
LONG-TERM LIABILITIES:
     Stockholder's Loan .................................................................           576         4,500
                                                                                              ---------      --------
         Total Liabilities ..............................................................        15,688        24,029
                                                                                              ---------      --------
STOCKHOLDERS' EQUITY:
     Preferred stock, 10,000,000
     Shares of non-voting authorized,
     Par value of $0.01 per share,
     None issued ........................................................................             0             0
     Common stock, par value of $.001
     Per share, 50,000,000 shares
     Authorized 10,000,000 shares issued
     And outstanding at September 30, 1999
     And December 31, 1998 * ............................................................         1,250         1,250
     Retained earnings (Deficit) ........................................................         6,610        (8,112)
                                                                                              ---------      --------
         Total Stockholders' Equity .....................................................         7,860        (6,862)
                                                                                              ---------      --------
TOTAL LIABILITIES
AND STOCKHOLDERS' EQUITY ................................................................   $    23,548   $    17,167
                                                                                              =========      ========

     * Adjusting for an 8,000-for-one forward split of common stock.

                 "See notes to condensed financial statements."

                                            PROMOS, INC.

                                 CONDENSED STATEMENTS OF OPERATIONS

                     For Three and Nine Months Ended September 30, 1999 and 1998

                                                                     For the three                               For the nine
                                                                      Months ended                               Months ended
                                                                      September 30,                              September 30,
                                                                ------------------------                 ------------------------
                                                                1999                1998                 1999                1998
                                                                ----                ----                 ----                ----
REVENUES:
     Sales .......................................       $     61,391        $     32,693         $    112,030        $     88,319
                                                           ----------          ----------           ----------          ----------
COSTS OF GOODS SOLD:
     Purchases and freight .......................             31,309              17,981               60,303              57,407
                                                           ----------          ----------           ----------          ----------
         GROSS PROFIT ............................       $     30,082              14,712               51,727              30,912
                                                           ----------          ----------           ----------          ----------

OPERATING PROFITS:
     Advertising .................................                235                 156                  945                 596
     Auto Expenses ...............................                225                 205                  675                 608
     Auto Rental .................................              1,210               1,210                3,630               5,213
     Delivery Expenses ...........................                141                 387                  424                 854
     Dues and Subscriptions ......................                195                 435                  771                 976
     Depreciation ................................                 80                  80                  240                 240
     Employee Benefits ...........................                705                 668                2,121               1,700
     Insurance ...................................                180                 288                  539                 827
     Licenses and Taxes ..........................                305                 378                1,222                 986
     Office Supplies and
     Expenses ....................................              1,824                 945                4,445               1,954
     Officer's Salary ............................              1,500               3,000                9,000               9,000
     Professional Fees ...........................                241                   0                  394                   0
     Rent and Maintenance ........................              1,008               1,008                3,445               4,857
     Samples .....................................                410                 228                  612                 268
     Telephone Expenses ..........................              1,572               1,527                3,817               3,684
     Travel Expenses .............................                421                 368                  579                 518
                                                           ----------          ----------           ----------          ----------
        Total Operating Expenses .................             10,252              10,883               32,859              32,281
                                                           ----------          ----------           ----------          ----------
Net Income (Loss) Before
Other Income and (Expenses) ......................             19,830               3,829               18,868              (1,369)
                                                           ----------          ----------           ----------          ----------
Other Income and Expenses:
     Interest Income .............................                  4                   7                   11                  14
     Interest Expense ............................               (132)               (232)                (476)               (887)
                                                           ----------          ----------           ----------          ----------
Total Other Income
     And Expense .................................               (128)               (225)                (465)               (873)
                                                           ----------          ----------           ----------          ----------
Net Income (Loss) Before
     Provision for Income Taxes ..................             19,702               3,604               18,403              (2,242)
Provision for Income Taxes .......................             (3,941)                (48)              (3,681)               (125)
                                                           ----------          ----------           ----------          ----------
     NET INCOME (LOSS) ...........................       $     15,761        $      3,556         $     14,722        $     (2,367)
                                                           ==========          ==========           ==========          ==========

NET INCOME (LOSS) PER SHARE ......................               .002                 N/A         $       .001                 N/A
                                                           ==========          ==========           ==========          ==========
NUMBER OF SHARES OUTSTANDING .....................         10,000,000          10,000,000*          10,000,000          10,000,000*
                                                           ==========          ==========           ==========          ==========

     *  Shares adjusted for an 8,000-for-one forward split of Common Stock


                 "See notes to condensed financial statements."

                                  PROMOS, INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY
                  For the Nine Months Ended September 30, 1999
                                   (Unaudited)



                            Common                                    Total
                             Stock        Common       (Deficit)   Stockholders'
                           Number of      Stock         Retained      Equity
                            Shares        Amount        Earnings     (Deficit)
                           ---------      ------        --------   ------------

Balance
January 1, 1998 ......         1,250    $    1,250    $   (8,112)    $   (6,862)

8,000 - For
one forward
split on
August 30, 1999 ......     9,998,750             0             0              0

Net income
for nine
months ended
September 30, 1999 ...             0             0        14,722         14,722
                          ----------    ----------    ----------    -----------
Balance,
September 30, 1999 ...    10,000,000    $    1,250    $    6,610     $    7,860
                          ==========    ==========    ==========    ===========






                  "See notes of condensed financial statements"

                                  PROMOS, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
              For the Nine Months Ended September 30, 1999 and 1998


                                                    For the nine           For the nine
                                                    Months ended           Months ended
                                                September 30 ,1999     September 30, 1998
                                                -------------------    ------------------
CASH FLOWS FROM OPERATING
ACTIVITITES:
     Net Income ................................       $ 14,722             $ (2,367)

Adjustments to Reconcile
Net (Loss) to Cash Flow
From Operating Activities
     Depreciation ..............................            240                  240

Decrease (Increase) in
     Accounts Receivable .......................          4,724                4,113

(Increase) in Prepaid Expenses .................         (1,089)                   0

Increase (Decrease) in
     Payables ..................................          3,549                 (564)
     (Decrease) in Accrued Expenses ............         (3,840)                   0
     (Decrease) in Bank's Line
         Of Credit .............................         (4,126)                   0
                                                      ---------            ---------
Cash (Used) by Operating
      Activities ...............................         14,180                1,422

CASH FLOWS FROM (TO)
FINANCING ACTIVITIES:

(Decrease) in Stockholders' Loan ...............         (3,924)                   0
                                                      ---------            ---------
Net Cash (Used) by Financing
     Activities ................................         (3,924)                   0
                                                      ---------            ---------
Net Increase (Decrease)
     In Cash ...................................         10,256                1,422

     CASH, BEGINNING OF PERIOD .................            746                4,069
                                                      ---------            ---------
     CASH, END OF THE
         PERIOD ................................       $ 11,002             $  5,491
                                                      =========            =========



                  "See notes to condensed financial statements"

                                  PROMOS, INC.

               NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)



Note A - BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying statements should be read in conjunction with the audited financial statements included in the Company's December 31, 1998 and 1997 audits. In the opinion of management, all adjustments (Consisting only of normal recurring accruals) considered necessary in order to make the financial statements not misleading, have been included. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full calendar year ended December 31, 1999. The financial statements are presented on the accrual basis.

                                  PROMOS, INC.


                          INDEX TO FINANCIAL STATEMENTS


                                TABLE OF CONTENTS



ITEM                                                                   PAGE

Report of Certified Public Accountant................................. F-8

Balance Sheets,
December 31, 1998 and 1997  .......................................... F-9

Statements of Operations, for the years
Ended December 31, 1998 and 1997 ..................................... F-10

Statements of Stockholders' Equity, for
The years ended December 31, 1998 and 1997 ........................... F-11

Statements of Cash Flows, for the years ended
December 31, 1998 and 1997  .......................................... F-12

Notes to Financial Statements ........................................ F-13-F-14

                            Janet Loss, C.P.A., P.C.
                           Certified Public Accountant
                       3525 South Tamarac Drive, Suite 120
                             Denver, Colorado 80237
                                 (303) 220-0227




Board of Directors
Promos, Inc.
6000 Evans Avenue, Building 2-20
Denver, Colorado 80222-5406




I have audited the accompanying Balance Sheets of Promos, Inc. as of December 31, 1998 and 1997, and the Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 1998 and 1997.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations.


In my opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Promos, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flow for the years ended December 31, 1998 and 1997.



/s/ Janet Loss, C.P.A., P.C.
Janet Loss, C.P.A., P.C.


October 26,1999

                                            PROMOS, INC.

                                           BALANCE SHEETS
                           For the Years Ended December 31, 1998 and 1997

          ASSETS                                                    1998                       1997
          ------                                                    ----                       ----

CURRENT ASSETS:
Cash and cash equivalents ...............................       $    746                    $  4,069
Accounts receivable, net of
Allowance of for doubtful accounts
$839 and $1,323 .........................................         15,741                      18,271
Prepaid Taxes ...........................................            100                           0
                                                                --------                    --------
     Total Current Assets ...............................         16,587                      22,340
                                                                --------                    --------
Fixed assets at cost, net
Of accumulated depreciation
Of $1,280 and $960 ......................................            320                         640
Security Deposit ........................................            260                         260
                                                                --------                    --------

     Total Assets .......................................       $ 17,167                    $ 23,240
                                                                ========                    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts Payable ........................................       $  9,986                    $ 13,533
Sales and Payroll Taxes Payable .........................          1,577                         977
Corporate Income Taxes Payable ..........................              0                         326
Accrued Expenses ........................................          3,840                         390
Bank's Line of Credit,
     Current Portion ....................................          4,126                           0
                                                                --------                    --------
Total Current Liabilities ...............................         19,529                      15,226
                                                                --------                    --------

LONG TERM LIABILITIES:
Stockholder's Loan ......................................          4,500                       6,500
                                                                --------                    --------
     Total Liabilities ..................................       $ 24,029                    $ 21,726
                                                                --------                    --------

STOCKHOLDERS' EQUITY:
Common stock, no par value,
50,000 shares authorized, 1,250
shares issued and outstanding at
December 31, 1998 and 1997 ..............................          1,250                       1,250
Retained earnings (Deficit) .............................         (8,112)                        264
                                                                --------                    --------
Total Stockholders' Equity ..............................         (6,862)                      1,514
                                                                --------                    --------
   Total Liabilities and
   Stockholders' Equity .................................       $ 17,167                    $ 23,240
                                                                ========                    ========

The accompanying notes are an integral part of the financial statements.

                                       PROMOS, INC.

                                 STATEMENTS OF OPERATIONS
                      For the Years Ended December 31, 1998 and 1997

                                                                   1998               1997
                                                                   ----               ----
REVENUES:
Sales ......................................................  $ 115,441           $ 122,768
                                                              ---------           ---------

COSTS OF GOODS SOLD:
Purchases and freight ......................................     77,716              75,844
                                                              ---------           ---------
   GROSS PROFIT ............................................     37,725              46,924
                                                              ---------           ---------

OPERATING EXPENSES:
Advertising ................................................        748                 690
Auto Expenses ..............................................        787                 849
Auto Rental ................................................      4,840               6,422
Bad Debts ..................................................          0               1,323
Delivery Expenses ..........................................      1,006                 873
Dues and Subscriptions .....................................      1,175                 892
Depreciation Expense .......................................        320                 320
Employee Benefits ..........................................      4,266               4,129
Insurance Expense ..........................................      1,044               1,187
Licenses and Taxes .........................................      1,226                 554
Office Supplies and Expenses ...............................      2,606               3,646
Officer's Salary ...........................................     15,000              11,500
Rent and Maintenance .......................................      6,209               5,680
Samples ....................................................        451                 500
Telephone Expenses .........................................      4,451               4,562
Travel Expenses ............................................        716                 410
                                                              ---------           ---------
     Total Operating Expenses ..............................     44,845              43,537
                                                              ---------           ---------
NET INCOME (LOSS) BEFORE
OTHER (EXPENSES) ...........................................     (7,120)              3,387
                                                              ---------           ---------

OTHER INCOME AND (EXPENSES):
Interest Income ............................................         18                  19
Interest (Expense) .........................................     (1,074)               (904)
                                                              ---------           ---------
   Total Other Income and
   (Expenses) ..............................................     (1,056)               (885)
                                                              ---------           ---------
Net Income (Loss) before
   Provision for Income Taxes ..............................     (8,176)              2,502
Provision for Income Taxes .................................        200                 326
                                                              ---------           ---------
NET INCOME (LOSS) ..........................................  $  (8,376)          $   2,176
                                                              =========           =========

NET INCOME (LOSS) PER SHARE ................................  $   (6.70)          $    1.74
                                                              =========           =========
NUMBER OF SHARES OUTSTANDING ...............................      1,250               1,250
                                                              =========           =========


The accompanying notes are an integral part of the financial statements.

                                                 PROMOS, INC.

                                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                For the Years Ended December 31, 1998 and 1997

                                        Common
                                        Stock                                (Deficit)             Total
                                      Number of         Common Stock         Retained          Stockholders'
                                        Shares             Amount            Earnings              Equity
                                      ---------         ------------         --------          -------------
Balance
January 1, 1997 .................      1,250              $ 1,250              $(1,912)          $  (662)


Net income for
the year ended
December 31, 1997 ...............          0                    0                2,176             2,176
                                     -------              -------              -------           -------

Balance
December 31, 1997 ...............      1,250              $ 1,250              $   264           $ 1,514


Net (Loss) for
the year ended
December 31, 1998 ...............          0                    0               (8,376)           (8,376)
                                     -------              -------              -------           -------
Balance
December 31, 1998 ...............      1,250              $ 1,250              $(8,112)          $(6,862)
                                     =======              =======              =======           =======








The accompanying notes are an integral part of the financial statements.

                                       PROMOS, INC.

                                 STATEMENTS OF CASH FLOWS
                      For the Years Ended December 31, 1998 and 1997


CASH FLOWS FROM OPERATING ACTIVITIES:
                                                                  1998                       1997
                                                                  ----                       ----

     Net Income (Loss) ........................................ $(8,376)                    $ 2,176

Adjustments to Reconcile
Net (Loss) to Cash Flow From
Operating Activities:
     Depreciation .............................................     320                         320

     Decrease (Increase) in
         Accounts receivable ..................................   2,530                      (8,756)

   (Increase) in prepaid
         Expenses .............................................    (100)                          0

   Increase (Decrease) in
         Payables .............................................  (3,273)                      9,437

   Increase in Accrued
        Expenses ..............................................   3,450                           0
   Increase in Banks
        Line of Credit ........................................   4,126                           0
                                                                -------                     -------

     Cash Provided (Used)By
     Operating Activities .....................................  (1,323)                      3,177
                                                                -------                     -------

CASH FLOWS FROM FINANCING
ACTIVITIES:
     Decrease in Stockholders'
         Loan .................................................  (2,000)                          0
                                                                -------                     -------

     Net Cash (Used) by
         Financing Activities .................................  (2,000)                          0

Net Increase (Decrease) in
     Cash .....................................................  (3,323)                      3,177
                                                                -------                     -------

CASH, BEGINNING OF PERIOD .....................................   4,069                         892
                                                                -------                     -------

CASH, END OF PERIOD ........................................... $   746                     $ 4,069
                                                                =======                     =======

The accompanying notes are an integral part of the financial statements.

                                  PROMOS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                 For the Years Ended December 31, 1998 and 1997


NOTE I - ORGANIZATION AND HISTORY

The Company is a Colorado corporation and has been incorporated since September 24, 1992. The business purpose of this corporation is to engage in the sale of promotional products to other business companies.


NOTE II - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The company record income and expenses on the accrual method.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, cash on deposit and highly liquid investments with maturities generally of three months or less.

Sales and Expenses

Sales and expenses are recorded using the accrual basis of accounting.

Fixed Assets and Accumulated Depreciation

Fixed assets consists of office equipment and are stated at cost less accumulated depreciation which is provided for by charges to operations over the estimated useful lives of the assets. The assets are depreciated over five years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.
Actual results could differ from those estimates.

NOTE III - AGING OF ACCOUNTS RECEIVABLE AND PAYABLE

The percentage aging of trade accounts receivable and accounts payable at December 31, 1998 and 1997 is as follows:

                        Accounts Receivable                 Accounts Payable
Current                        45%                               100%
30-60 days                     40%
over 60 days                   15%

Bad Debt Policy

The Company uses the direct write-off method for its allowance for doubtful accounts.

NOTE IV - LEASES AND OTHER COMMITMENTS

The Company leases its premises for $366.00 per month and currently has a two year lease from March 1, 1999 through February 28, 2001.

NOTE V - RELATED PARTY TRANSACTIONS

The Company has incurred salary expenses of $15,000.00 and $11,500.00 for 1998 and 1997, respectively to its president. The Company also pays auto rental for its president, this is currently $403.38 per month.

NOTE VI - LINE OF CREDIT

The Company has obtained a line of credit for $35,000.00. The interest rate varies and is approximately 10.50 percent.

                                    PART III



Item 1.   Index to Exhibits.

  Exhibit                                                        Page or
  Number      Description                                        Cross Reference
  -------     -----------                                        ---------------

    3A        Articles of Incorporation

    3B        Amended and Restated Articles of Incorporation

    3C        Bylaws

    27.1 Financial Data Schedule at September 30, 1999 and December 31, 1999 and 1998

    27.2      Financial Data Schedule years ended December 31, 1998 and 1997


Item 2.   Description of Exhibits.

 Original Articles of Incorporation, filed September 23, 1992.

 Amended and Restated Articles of Incorporation, filed on August 27, 1999.

 Bylaws of The Company, approved on August 5, 1999.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Promos, Inc.



Dated:  11/1/99                           By:   /s/ Judith F. Harayda
                                              -------------------------------
                                                    Judith F. Harayda
                                                    President


         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                          CHIEF FINANCIAL OFFICER



Dated: 11/1/99                            By: /s/   Stephan R. Levy
                                              -------------------------------
                                                    Stephan R. Levy
                                                    Treasurer and Director


Dated:  11/1/99                           By: /s/   Judith F. Harayda
                                              -------------------------------
                                                    Judith F. Harayda
                                                    Director



                                       16